UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On September 20, 2017, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that S&P Global Ratings (“S&P”) upgraded today CEMEX’s corporate credit rating in its global scale to BB from BB-. Additionally to the upgrade in its global scale, S&P also upgraded CEMEX’s Corporate credit rating in its local national scale to mxA from mxA- The rating outlook is stable.

According to S&P, the upgrade reflects the continued improvement of CEMEX’s financial performance and leverage metrics during 2017 fueled by a faster-than-expected completion of the asset divestment plan, the early conversion of part of the optional convertible notes due March 2018 and a generally favorable business conditions in its main markets. In addition, S&P highlights the benefits arising from the new 2017 credit agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 20, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller